1460 El Camino Real, 2nd Floor Menlo Park, CA 94025 +1.650.838.3600

February 12, 2025

VIA EDGAR

Erin Donahue

Asia Timmons-Pierce

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	AEye, Inc.
Registration Statement on Form S-1
Filed January 16, 2025
File No. 333-284323

Dear Ms. Donahue:

On behalf of AEye, Inc. (the “Company”), we are submitting this letter in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated January 28, 2025 (the “Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”), which was filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on January 16, 2025.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

General

1.	Comment: We note that you have not yet filed your Form 10-K for your most recently completed fiscal year, and therefore appear to be ineligible to incorporate by reference on Form S-1. Please amend your registration to include all disclosure required by Form S-1 or file your Form 10-K for the fiscal year ended December 31, 2024, and update accordingly. Refer to General Instruction VII.C. of Form S-1.

Response: The Company acknowledges the Staff’s comment and plans on filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 10-K”) and subsequently updating the Registration Statement by filing an Amendment No.1 (the “Amendment No.1”) to use incorporation by reference in accordance with General Instruction VII.C. of Form S-1.

AOSHEARMAN.COM
Allen Overy Shearman Sterling US LLP is a limited liability partnership organized under the laws of the State of Delaware. Allen Overy Shearman Sterling US LLP is affiliated with Allen Overy Shearman Sterling LLP, a limited liability partnership registered in England and Wales with registered number OC306763 and with its registered office at One Bishops Square, London E1 6AD. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales (SRA number 401323). The term partner is used to refer to a member of Allen Overy Shearman Sterling LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen Overy Shearman Sterling LLP and of the non-members who are designated as partners is open to inspection at its registered office at One Bishops Square, London E1 6AD.

2.	Comment: Please include compensation information for the fiscal year ended December 31, 2024.

Response: The Company acknowledges the Staff’s comment and plans on including the compensation information in the 2024 10-K (to be incorporated by reference into the Registration Statement) or in the Amendment No.1.

3.	Comment: We note that you seek to register 1,319,316 shares of common stock that may be issued to Dowslake Microsystems Corporation in connection with the prepayment of the Dowslake Note. Please note that it is not appropriate to register the resale of common stock underlying a convertible security that has not yet been issued, unless the selling shareholder is irrevocably bound to purchase the convertible security and is at market risk at the time the registration statement is filed. Here, it appears that Dowslake is able to exercise discretion as to the allocation of payment on the note, and so it is not irrevocably bound to purchase the securities. Please advise or revise your registration statement as necessary to remove the resale of all shares underlying the Dowslake Note. Refer to Question 139.11 of the Compliance and Disclosure Interpretations relating to the Securities Act.

Response: The Company acknowledges the Staff’s comment and plans on revising the Registration Statement through Amendment No.1 to remove the registration of 1,319,316 shares of Common Stock that may be issuable pursuant to the terms of the Dowslake Note.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (650) 838 - 3720.

Sincerely,

/s/ Yian Huang
Yian Huang

cc:	Andrew Hughes (AEye, Inc.) Chris Forrester (Allen Overy Shearman Sterling US LLP)

February 12, 2025